November 11, 2015

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Hackett Group, Inc.
Form 10-K for the fiscal year ended January 2, 2015
Response dated July 14, 2015
File No. 333-48123

Dear Mr. John:

This letter is submitted in response to your oral comment requesting that we provide a draft of our disclosure for Item 4 of our Form 10-Q for the fiscal quarter ended October 2, 2015 now that our management has determined that a material weakness in our internal control over financial reporting existed as of our most recent fiscal year-end, January, 2, 2015.

Draft Item 4 – Form 10-Q for the fiscal quarter ended October 2, 2015

ITEM 4. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures (“DCP”) that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended (“the Exchange Act”), is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), as appropriate, to allow for timely decisions regarding required disclosure.

The Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s DCP as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by the Quarterly Report on Form 10-Q.

At the time that the Company’s Annual Report on Form 10-K for the year ended January 2, 2015 was filed on March 18, 2015, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its DCP were effective as of January 2, 2015. However, at that time, the Company’s independent registered certified public accounting firm identified a material weakness in the Company’s internal controls over financial reporting (“ICFR”) due to the Company’s failure to design and maintain controls related to accounting for business combinations. On May 13, 2015 and August 12, 2015 when the Company’s Quarterly Reports on Form 10-Q for the quarters ended April 3, 2015 and July 3, 2015 were filed, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its DCP were effective as of April 3, 2015 and July 3, 2015.

Subsequent to these evaluations, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, re-evaluated its conclusions reached and have now determined that the control deficiency previously identified rose to the level of a material weakness in ICFR as of January 2, 2015, April 3, 2015 and July 3, 2015, and therefore concluded that its ICFR were not effective at those times. See below for a discussion of the material weakness in ICFR. Therefore, management concluded that the Company’s DCP were also not effective as of January 2, 2015, April 3, 2015 and July 3, 2015 because of the material weakness in the Company’s ICFR.

As described below, since the Company’s management concluded that the material weakness had been remediated, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s DCP were effective as of October 2, 2015.

Material weakness in internal control over financial reporting (ICFR)

A material weakness is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following control deficiency that constituted a material weakness in the Company’s ICFR as of January 2, 2015. Management also determined that this material weakness existed as of April 3, 2015 and July 3, 2015:

The Company did not design and maintain controls to analyze and record appropriate adjustments related to accounting for business combinations. During the first quarter of 2014, the Company acquired and accounted for certain assets and liabilities of Technolab International Corporation. Subsequent to fiscal year end 2014, the amounts paid to the Seller at closing in stock, subject to service vesting, as well as the amounts earned as part of the earn-out due to the Seller in cash, not subject to service vesting, and stock, subject to service vesting, which were each originally treated as purchase consideration were adjusted and accounted for as compensation expense.

This material weakness resulted in adjustments the Company recorded in the fourth quarter, as well as additional disclosures in the consolidated financial statements. This control deficiency did not result in a material misstatement to the Company’s consolidated financial statements for the year ended January 2, 2015 or to the unaudited interim condensed consolidated financial statements for the quarters ended April 3, 2015 and July 3, 2015. However, management concluded that this control deficiency, if un-remediated, could have, in future reporting periods, resulted in a material misstatement to the annual or interim consolidated financial statements that would not have been prevented or detected by its controls. Accordingly, management has determined that this control deficiency constituted a material weakness.

Changes in internal control over financial reporting

As a result of the material weakness in ICFR, during the third quarter of fiscal 2015, the Company’s management implemented changes to its ICFR to improve the control environment, specifically with regard to business combinations. The changes to the control environment include, but are not limited to, the following:

•	For future business combinations, the Company will retain third party specialists to augment internal resources utilized for due diligence and analysis of the technical accounting aspects of the transaction. Such resources will be retained by management at the direction of the audit committee.

•	For future business combinations, the Company’s management will retain a third party valuation expert and the Company’s Chief Executive Officer and Chief Financial Officer will review the assumptions and calculations used by the valuation expert for reasonableness and the findings will be documented in a valuation analysis memorandum.

•	For future business combinations, the Company will prepare a purchase accounting memorandum for each acquired company to address the guidance outlined in ASC 805 ‘Business Combinations’ and ASC 350 ‘Intangible – Goodwill and Other’ as necessary, as well as other acquisition related accounting literature, that will be reviewed by the Chief Financial Officer and presented to the audit committee.

These remediation initiatives enhanced the Company’s ICFR by establishing a formal process and specific control activities with regard to business combinations. Management believes that the measures described above implemented during the period have remediated the material weakness identified above. Other than as noted above, there were no other changes in the Company’s ICFR during our most recently completed fiscal quarter.

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If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (305) 375-8005. Thank you for your assistance.

Very truly yours,

/s/ Robert A. Ramirez

Robert A. Ramirez

Executive Vice President, Finance and

Chief Financial Officer

The Hackett Group, Inc.

cc: Isaac Esquivel, Staff Accountant, Division of Corporation Finance